SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

Eletrobras Business and Management Master Plan 2015 – 2019

We hereby inform our shareholders and the market in general that the Board of Directors of Eletrobras, in its meeting held on 07/31/2015, approved the Eletrobras Business and Management Master Plan for the period 2015 to 2019 (“BMMP 2015-2019”).

Strategic Guidelines:

The BMMP 2015-2019, based on the Strategic Plan of the Eletrobras Companies 2015-2030, as shown on the Market Announcement of November, 27, 2014, presents the current business diagnosis and for that five-year period, the strategic positioning of the company with established goals and the portfolio of major projects to be executed aimed the planned results, according to the following guidelines:

Direction	Description
Higher Financial Economic Performance	Improvement of technical, economic and financial management of projects and the adequacy of the financial structure to the new business management model of the Eletrobras System.
Sustainable Expansion

Eletrobras System maintenance of the leadership in the Brazilian electric sector and a more significant presence abroad, and the development of a portfolio of experiments in order to sustain their competitiveness.

Operational Efficiency	Development of revitalization plans and efficiency of assets to meet the regulatory standards and the adoption of best practices.
People Excellence and Culture of Excellence	Improvement in People Management model in the Eletrobras System.
Readjustment of Business Model, Governance and Management

Changes in Eletrobras facing the new regulatory framework in the Brazilian electric sector. They include issues such as the review of corporate logic, strengthening of statutes, the adequacy of the organizational structure of the parent company and its subsidiaries, redesign of processes and systems and sustainable management of financial resources.

RELEVANT FACT

Strategic objectives to be achieved:

Investiments:

In 2014, total investments made in the expansion, operation and maintenance of generation assets, transmission and distribution reached approximately R$ 11.4 billion, about 78.2% of the predicted value for the year.

For the period 2015-2019, investments of R$ 50.3 billion are planned, representing a 17.3% decrease regarding the five-yaer period of 2014-2018. Of this total, approximately R$ 34.8 billion (69.2%) are provided for the expansion of unit plants and transmission lines, and R$ 2.5 billion (5.0%) forthe expansion in energy distribution. For the modernization and maintenance of generation assets, transmission and distribution will be invested R$ 11.3 billion, of which 85.8% refers to the generation and transmission.

Portfolio projects of the BMMP 2014-2018 – Main Results

The implementation of portfolio projects PDNG 2014-2018 evolved significantly during the year 2014, with the following highlights:

Projects	Results
Early Retirement Plan (PID)

By December/2014 4,448 employees were off in all Eletrobras companies, except Eletronuclear. The final step of shutdowns at Eletronuclear is scheduled for December/2015.

•         Total Cost: R$ 2.38 billion;

•         Annual savings: R$ 1.27 billion;

•         Payback: 22.5 months.

Immediate creation at the Holding of a centralized management of regulatory affairs.

Creation in May 2014, the Regulatory Board, which has been working proactively in regulatory conformations that may affect the results of Eletrobras, besides giving appropriate treatment to warnings, notices, fines and penalties imposed on Eletrobras companies by Regulation Offices.

Standardization of Integrated Business Management System (ERP)

The following steps have been completed:

• acquisition of licenses for all Eletrobras companies;

• definition of functional requirements for adopting the systems of all Eletrobras companies;

• preparation of Reference Terms for project office service contracts to implement the integrated ERP system in all Eletrobras companies.

Steps in progress:

• definition of integration and standardization requirements necessary to consolidate information at the Holding connecting with the systems in other Eletrobras companies;

preparation of bidding documents.

RELEVANT FACT

Project (cont.)	Results
Review of the Strategic Plan of the Eletrobras System 2010-2020 and its updates

The contracted consulting - Roland Berger - worked throughout the year 2014 in the development of products associated with the restructuring of the current business model of the Eletrobras companies. The main results were as follows:

•         The Strategic Plan of the Eletrobras companies for the 2015-2030 period was prepared and approved by the Executive Board and the Board of Directors of Eletrobras;

•         Proposals for a new business model, contemplating models of governance and management, realignment of corporate and organizational structures have been set and are under review by management. In this context they are forwarded:

o   the restructuring of the distribution business, with the sale of a significant portion of the shareholdings to a private partner;

o   the creation of service center for business support activities to be shared by all Eletrobras companies;

o   a unified management model for the SPEs in order to make more efficient control and management of operations of these companies.

New Business Model for the Eletrobras System
Restructuring of Management Model
Restructuring of Corporate Governance Model
Optimize the organizational structures of Eletrobras companies
Restructure the Distribution business
Unified Management Model for Special Purpose Companies
Creation of Shared Services Center
Discharge activities not directly linked to concessions (business generation and electricity transmission)

In 2014, Eletrobras Chesf has taken the following measures:

• Transfer to Codevasf the costs of operating and maintaining the common use of irrigation infrastructure of irrigated perimeters of Itaparica (Oct /2014);

• Ending in Dec/2014 of the supply contracts of electricity to irrigated perimeters discharged by Codevasf;

• Litigated actions by the Federal Court regarding the exemption process providing distribution services of drinking water to the population living in rural villages of installed perimeters in Santa Maria da Boa Vista and Tacaratu (PE), and Gloria e Rodelas (BA) due to those municipalities the does not take on this burden.

Obtaining compensation for remaining value in assets of G & T with concession extended by Law 12.873/2013

Eletrobras finalized evaluation through its subsidiaries to identify complements to compensation calculated as a result of Law 12,783/13.

The following claims were submitted to ANEEL:

• Generation: Chesf and Eletronorte subsidiaries;

• Transmission: subsidiaries Chesf, Furnas and Eletrosul.

The Furnas valuation to generation is in progress.

The claim of Eletrosul of R$ 1.007 billion was recognized by ANEEL. Others are being evaluated by this agency.

RELEVANT FACT

Develop and implement Project Management Offices (EGP) in the Eletrobras companies

The Project Management Office of Eletrobras holding company already operates in line with the three main existing EGPs in the Eletrobras System, located in Generation, Transmission and Distribution Boards, acting in monitoring and integrated reporting of expansion projects (owned and shared properties) that are critical to the business of Eletrobras;

At the same time, licenses for the adoption of integrated software are being purchased, which should allow an electronic flow of information between the offices of companies and the offices of Generation, Transmission and Distribution boards, located at the Holding;

Also concluded: (i) Mapping Project Office in all Eletrobras companies and (ii) Maturity Level Analysis in Project Management at the Holding;

The planning of the 1st EGPs Seminar of Eletrobras companies scheduled for November 2015 was completed.

RELEVANT FACT

Projects (cont.)	Results
Internationalization

The Artilleiros plant in Uruguay, with 65 MW and a 50% of shareholding by Eletrobras, is in partial operation (position December/2014);

The Tumarin plant in Nicaragua, with 253 MW, and a 50% of shareholding, is under construction;

The remaining 17 projects are under study and are located in several countries in Latin America and Africa, such as Uruguay, Peru, Bolivia, Guyana, Congo and Mozambique.

Implement hired portfolio expansion projects (Generation)	In 2014, 1,169 MW were implemented; Until May 2015, 612 MW will start into operation. This corresponds to 24% of the total of 2512.6 MW forecasted for 2015.
Prospect new expansion projects (Participation Plan in Auctions) - Generation

In 2014, Eletrobras obtained 270.7 MW (proportional to its shareholding), which corresponds 10% of the total auctioned in auctions held in the year. The amount won is 67% of the target set in BMMP for the period 2014-2018;

Implement hired portfolio expansion projects (Transmission)

In 2015, until May, Eletrobras implanted 3,218 Km of transmission lines (LT): 11% of the Km of LT target set for 2015.

The current forecast for growth in 2015 is 2,003.2 kilometers, equivalent to 86% of the initial forecast for the year.

Prospect new expansion projects (Participation Plan in Auctions) - Transmission

In 2014, Eletrobras gained 3,259 km of LT (proportional to its shareholding), which corresponds to about 50% of the total auctioned in auctions held in the year. The amount won is 31% of the target of 10,400 Km established in PDNG for the period 2014-2018.

In 2014, Eletrobras won 3,259 km of LT (proportional to their shareholding), which corresponds to about 50% of the total auctioned in the year. The amount won is 31% of the target of 10,400 Km established in BMMP for the period 2014-2018.

Implement the sale of services related to energy efficiency

It was negotiated four Consulting and Training services in ISO 50001 and Municipal Energy Management, with signature of three confidentiality agreements for project analysis to be implemented through SPE;

Approved by the Executive Board the Public Call Notice of partners for development of projects in Energy Efficiency;

Constitution of SPE for IP projects in partnership with private companies :

•    Minutes of the Bylaws and Shareholders' agreement already drafted ;

•    Budgetary, technical, financial and legal analyzes of the Business Plan already made.

RELEVANT FACT

Projects (cont.)	Results
Implement unified model of variable compensation (PLR) of Eletrobras companies

Analyzes with formulation of assumptions and methodology were performed to a new PLR payment model that considers, as one of the dimensions, the elements of the results reported in the Business Performance Goals Agreement (CMDE);

The Negotiation among Eletrobras and unions evolved into a pact of the PLR which is currently under development.

Perform mitigation plan of critical risks for the Eletrobras Companies

The risk map was reviewed and the critical risks, including those considered mandatory by Eletrobras holding control, were analyzed in an integrated manner with all Eletrobras Companies, coordinated by the Risk Management Area of the Eletrobras holding company and the Risk Committee of Eletrobras, which supports the Board of Directors.

The Company clarifies that the relevant fact may contain forward-looking statements, Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U,S, Securities and Exchange Act of 1934, as amended, The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, the Company level of debt, the likelihood that the Company will receive payment in connection with accounts receivable, changes in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, the Company financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

Rio de Janeiro, July 31, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.